Cagle's
1998 Annual Report
Fiscal Year Ended March 28, 1998

Cagle's Inc. and Subsidiary
CHIEF EXECUTIVE OFFICER'S LETTER

To Our Stockholders

The past year was another tough year for our industry and our Company; however, we remained profitable for the year. This is a credit to our employees, contract growers and customers.

Even with the tight margin situation throughout most of the year the Company continued to grow. The formation of a new Joint Venture company to construct and operate a broiler complex in Simpson and Clinton Counties of Kentucky was announced in November and will provide future growth.

The Company added to its further processing capabilities by acquiring a facility in Atlanta. This facility was brought on line and into production in November 1997 and added much needed capacity to our IQF product lines. This facility offers exciting new product development and production opportunities that were previously limited.

The outlook for the next year is encouraging as grain cost and market prices are presently favorable for producing more normal results. Obviously weather and global demands can affect final performance.

Except for one major capital project planned for Fiscal 1999 (a freezer warehouse at the Collinsville Plant) and normal equipment replacements, we plan to use cash flow to reduce debt to more acceptable levels.

Your continued support as always is sincerely appreciated.

/s/ J. Douglas Cagle
J. Douglas Cagle
 .                                 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

General
The Company remained profitable for the year ended March 28, 1998 despite depressed export markets and lower white meat prices domestically throughout most of the year and the added impact of higher soybean meal which took away much of the benefit derived from more normal corn prices.

During the course of the year the Company announced the formation of a new Joint Venture to build a broiler complex in Kentucky which, when complete, will have the production capacity of over 1.3 million broilers per week. This Joint Venture, as did the existing Joint Venture, provides the Company with a means of expansion with limited commitments of capital resources otherwise required.

Year 2000 Compliance;
The Company has assessed the impact of the year 2000 on its reporting systems and operations. The Company believes its plans, which are expected to be fully implemented by the end of 1998, will adequately resolve year 2000 compliance issues and will result in an immaterial impact on the Company's results of operations.

1998 Compared to 1997;
Net sales decreased by 2.46% as compared to Fiscal 1997. The decrease is attributed to 2.65% less tonnage than in Fiscal 1997 combined with lower average market prices throughout most of the year. Gross margins for the year were slightly lower than for Fiscal 1997 (4.78% as compared to 4.95%). This is again the result of lower selling prices, which more than offset feed cost which averaged 13.6% lower for the year compared to Fiscal 1997.

Selling and delivery expense and general and administrative expense for Fiscal 1998 as a percentage of sales were .22% lower than Fiscal 1997 (4.95% vs. 5.17%) with the major decrease being professional expense (legal, accounting, etc.) due to the inclusion of consulting fees for the insurance claims relating to the fire in June 1995 that were included in Fiscal 1997 expenses and not in Fiscal 1998. Commissions were also notably lower as a result of the lower sales in Fiscal 1998 than in Fiscal 1997.

Interest expense was 21.16% lower in Fiscal 1998 than in Fiscal 1997 and is primarily the result of lower average debt levels.

Other income includes earnings from unconsolidated affiliates of $7,483,000 in Fiscal 1998 as compared to $7,753,000 of fees and profits in Fiscal 1997. The Fiscal 1998 amount is reduced by $286,000 of start-up losses attributable to the new Kentucky Joint Venture, which is scheduled to begin production in late calendar year 1998.

The provision for income taxes is computed at statutory rates allowing for various tax credits available to the Company resulting in a net effective rate of 36% as compared to 28% in Fiscal 1997.
 .                                 2

1997 Compared to 1996
Net sales increased by 14.5% ($45 million) as compared to Fiscal 1996.
This increase is attributed to increased production (up 23.8%) due to the new Pine Mountain Valley facility operating at full one-shift capacity for the entire year and higher market prices for broilers (12.3% as compared to Fiscal 1996). Gross margins averaged lower than year-ago levels (4.95% vs. 5.6%) with high feed cost as the primary cause. Feed averaged 19.5% higher than the average cost in Fiscal 1996. Cost of sales was reduced by $2.5 million as a result of recovery under the Company's business interruption insurance claim from the Pine Mountain Valley fire loss.

Selling and delivery expenses and general and administrative expense as a percentage of sales remained essentially the same as for the previous year, 3.08% for selling and delivery expense for each year and 2.08% vs. 2.01%, respectively, for general and administrative expense.

Interest expense increased by 86.4% over Fiscal 1996 and is the result of higher borrowing levels throughout the year.

Other income declined from previous-year levels due to the inclusion of $8.9 million of difference in book value and proceeds from property insurance in the Fiscal 1996 amount.

Fiscal 1997 includes $7,753,000 of fees and profits from unconsolidated affiliates as compared to $4,940,000 in Fiscal 1996. Also included is a charge of $635,000 for settlement of an OSHA citation at the Macon plant and a favorable land condemnation ruling of $626,000.

The provision for income taxes is computed at statutory rates allowing for various tax credits available to the Company resulting in a net effective rate of 28%.

Financial Condition and Liquidity
The Company's balance sheet continues to be strong with a current ratio of
2.14 to 1 and a leverage ratio (funded debt to total capital) of .48 to 1, and as of March 28, 1998 the Company had outstanding $28 million against its revolving line of credit and had $6.7 million remaining available as needed under revolving lines of credit. All of the Company's debt is unsecured.

As we currently view Fiscal 1999, conditions appear favorable for improved earnings. Grain prices have continued to decline to more normal levels and market prices for poultry have shown some improvement. These are the factors most volatile in our business and variations due to weather demand, international situations or otherwise can and will have a material effect upon expected final performance.
 .                                 3

Five-Year Selected Financial Data
(In Thousands, Except Per Share Data)

                             52 Weeks  52 Weeks   52 Weeks  52 Weeks  52 Weeks
                               Ended     Ended     Ended     Ended     Ended
                             March 28, March 29,  March 30,  April 1,  April 2,
                                1998      1997      1996      1995      1994
                             ---------  --------  --------  -------- ---------
OPERATING RESULTS:
  Net sales.................  $344,886  $353,567  $308,749  $349,770  $312,696
  Operating expenses........   345,498   354,345   307,105   331,140   299,425
                             --------- ---------  --------  --------  --------
  Operating income(loss)....      (612)     (778)    1,644    18,630    13,271
  Interest expense..........    (3,673)   (4,659)   (2,499)   (1,072)   (1,336)
  Other income, net.........     8,405     8,268    14,448     3,085     1,516
                             --------- ---------  --------  --------  --------
  Income before income taxes.    4,120     2,831    13,593    20,643    13,451
  Provision for income taxes.    1,483       792     4,893     6,881     4,799
                             ---------  --------  --------  --------  --------
  Net Income................    $2,637    $2,039    $8,700   $13,762    $8,652
                             =========  ========  ========  ========  ========

FINANCIAL POSITION:
  Working capital.....        $ 28,281  $ 31,940  $ 40,510   $17,592   $19,741
  Total assets.....            139,419   139,397   142,687    88,771    69,220
  Long-term debt and Capital
      lease Obligations.....    48,366    49,798    58,508    15,233    11,819
  Stockholders' equity.....     55,142    53,459    52,021    44,371    34,268

PERFORMANCE PER COMMON SHARE:*
  Net Income:
  Basic .....................    $0.53     $0.41     $1.73     $2.67     $1.66
  Diluted ...................     0.53      0.41      1.73      2.66      1.66
  Dividends..................     0.12      0.12      0.12      0.105     0.085
  Book value at the end of
     the year ...............    11.04     10.68     10.39      8.81      6.58

Average number of common shares outstanding*
Basic ................           4,994     5,006     5,018     5,152     5,224
Diluted ...................      5,003     5,017     5,032     5,165     5,242

*Restated to reflect the 25% stock dividend issued to stockholders of record on January 3,1994 and the two-for-one stock split issued to stockholders of record on January 3,1995.
_______________________________________
Dividend Policy
The board of directors considers dividends in light of operating results, current earnings trends, and prevailing economic conditions.

Stockholders;
As of March 28, 1998, there were 308 stockholders of record of the Company's Class A common stock.

Market Price of Common Stock;
The Company's common stock is listed and principally traded on the American Stock Exchange, ticker symbol CGL. Quarterly dividend data and market highs and lows for the past two years were:

                     Fiscal 1998                Fiscal 1997
 .           ---------------------------     -----------------------------
            Dividend    High      Low       Dividend     High      Low
 .           --------  -------  --------     --------  ---------  --------
Quarter:
First        $0.030   $15 1/8   $10 7/8      $0.030     $16 3/8   $13 3/4
Second        0.030    17 1/4    14 3/4	      0.030  	   16        12 1/2
Third         0.030    14 3/4    10 3/4       0.030      16 3/8    13
Fourth        0.030    12 7/8	   10 1/4       0.030      17 5/8    11

 .                                  4

Management's Responsibility for Financial Statements

The management of Cagle's, Inc. and its subsidiary has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accounting principles applied on a consistent basis. In the preparation of the financial statements, it is necessary to make informed estimates and judgments based on currently available information as to the effect of certain events and transactions. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.
Cagle's, Inc. and its subsidiary maintain accounting and other controls which management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and transactions are properly recorded in accordance with management's authorization. However, limitations exist in any system of internal control based upon the recognition that the cost of that system should not exceed the benefits derived.
Cagle's, Inc.'s independent auditors, Arthur Andersen LLP, are engaged to audit the financial statements of Cagle's, Inc. and subsidiary and to express an opinion thereon. Their audit is conducted in accordance with generally accepted auditing standards to enable them to report whether the financial statements present fairly, in all material respects, the financial position and the results of operations and cash flows of Cagle's, Inc. and subsidiary in conformity with generally accepted accounting principles.

/s/ J. Douglas Cagle                    /s/ Kenneth R. Barkley
J. Douglas Cagle                        Kenneth R. Barkley
Chairman and Chief Executive Office     Senior Vice President Finance,
                                        Treasurer and Chief Financial Officer
May 14, 1998
___________________________________________________

Report of Independent Public Accountants

To the Board of Directors and
Stockholders of Cagle's, Inc.:

We have audited the consolidated balance sheets of CAGLE'S, INC. (a Georgia corporation) AND SUBSIDIARY as of March 28, 1998 and March 29, 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cagle's, Inc. and subsidiary as of March 28, 1998 and March 29, 1997 and the results of their operations and their cash flows for each of the three years in the period ended March 28, 1998 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Atlanta, Georgia
May 14, 1998
 .                                 5

Consolidated Balance Sheets
March 28, 1998 and March 29, 1997

(In Thousands, Except Par Values)
ASSETS                                                1998           1997
 .                                                 ------------  -------------
CURRENT ASSETS:
Cash                                              $       226   $         94
Trade accounts receivable, less allowance for
  doubtful accounts of $752 and $408 in 1998
  and 1997, respectively                               17,269         18,001
Inventories                                            32,567         33,466
Insurance proceeds receivable                               0          3,054
Deferred income tax assets                                  0            114
Other current assets                                    1,907          2,075
 .                                                 ------------  -------------
Total current assets                                   51,969         56,804
 .                                                 ------------  -------------
INVESTMENTS IN AND RECEIVABLES FROM
  UNCONSOLIDATED AFFILIATES                            27,069         19,570
 .                                                 ------------  -------------
OTHER ASSETS                                              694            692
 .                                                 ------------  -------------
PROPERTY, PLANT, AND EQUIPMENT, at cost:
  Land                                                  1,221          2,050
  Buildings and improvements                           46,960         48,486
  Machinery, furniture, and equipment                  49,473         45,394
  Vehicles                                              4,402          4,067
  Construction in progress                                439            308
 .                                                 ------------  -------------
                                                      102,495        100,305
  Less accumulated depreciation                       (42,808)       (37,974)
 .                                                 ------------  -------------
                                                       59,687         62,331
 .                                                 ------------  -------------
                                                     $139,419       $139,397
 .                                                 ============  =============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt
   and capital lease obligations                   $    2,795     $    3,325
  Accounts payable                                      9,886         12,460
  Accrued expenses                                     11,007          9,079
 .                                                 ------------  -------------
 Total current liabilities                              23,688         24,864
 .                                                 ------------  -------------
 LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS           48,366         49,798
 .                                                 ------------  -------------
 DEFERRED INCOME TAX LIABILITIES                        12,223         11,276
 .                                                 ------------  -------------
 COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY:
 Preferred stock, $1 par value;
   1,000 shares authorized, none issued                      0             0
 Common stock, $1 par value;
   9,000 shares authorized,
   5,006 shares issued in 1998 and 1997                  5,006         5,006
 Treasury stock                                           (354)            0
 Additional paid-in capital                              7,946         7,946
 Retained earnings                                      42,544        40,507
 .                                                 ------------  -------------
                                                        55,142        53,459
 .                                                 ------------  -------------
                                                      $139,419      $139,397
 .                                                 ============  =============
The accompanying notes are an integral part of these consolidated balance sheets.
 .                                 6

Consolidated Statements of Income;
For the Years Ended March 28, 1998, March 29, 1997, and March 30,1996
(In Thousands, Except Per Share Amounts)
                                      1998         1997          1996
 .                                  ----------   ----------    ----------
NET SALES                           $344,886     $353,567      $308,749
COSTS AND EXPENSES:
  Cost of sales                      328,417      336,073       291,378
  Selling and delivery                10,774       10,923         9,512
  General and administrative           6,307        7,349         6,215
 .                                  ----------   ----------    ----------
                                     345,498      354,345       307,105
 .                                  ----------   ----------    ----------
OPERATING (LOSS) INCOME                 (612)        (778)        1,644

OTHER (EXPENSE) INCOME:
  Interest expense                    (3,673)      (4,659)       (2,499)
  Other income, net                    8,405        8,268        14,448
 .                                  ----------   ----------    ----------
INCOME BEFORE INCOME TAXES             4,120        2,831        13,593
PROVISION FOR INCOME TAXES             1,483          792         4,893
 .                                  ----------   ----------    ----------
NET INCOME                        $    2,637   $    2,039    $    8,700
 .                                  ==========   ==========    ==========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic                                4,994        5,006         5,018
 .                                  ==========   ==========    ==========
  Diluted                              5,003        5,017         5,032
 .                                  ==========   ==========    ==========
PER COMMON SHARE:
  Net income:
  Basic and diluted              $      0.53  $      0.41   $      1.73
 .                                  ==========   ==========    ==========
  Dividends                      $      0.12  $      0.12   $      0.12
 .                                  ==========   ==========    ==========

The accompanying notes are an integral part of these consolidated statements.
 .                                 7

Consolidated Statements of Stockholders' Equity
For the Years Ended March 28, 1998, March 29, 1997, and March 30,1996 (In Thousands)

                            Common Stock  Treasury Stock  Additional
                           -------------- --------------  Paid-In    Retained
                           Shares  Amount  Shares Amount  Capital    Earnings
 .                          ------  ------  ------ ------  -------    --------
BALANCE, April 1,1995       5,034  $5,034       0 $    0   $8,366     $30,971

 Repurchase and retirement
 of common stock              (28)    (28)      0      0     (420)          0
 Net income                     0       0       0      0        0       8,700
 Cash dividends paid            0       0       0      0        0        (602)
 .                          ------  ------  ------ ------  -------    --------
BALANCE, March 30,1996      5,006   5,006       0      0    7,946      39,069

 Net income                     0       0       0      0        0       2,039
 Cash dividends paid            0       0       0      0        0        (601)
 .                          ------  ------  ------ ------  -------    --------
BALANCE, March 29,1997      5,006   5,006       0      0    7,946      40,507

 Purchase of treasury stock     0       0     (25)  (354)       0           0
 Net income                     0       0       0      0        0       2,637
 Cash dividends paid            0       0       0      0        0        (600)
 .                          ------  ------  ------ ------  -------    --------
BALANCE, March 28,1998      5,006  $5,006     (25) $(354)  $7,946     $42,544
 .                          ======  ======  ====== ======  =======    ========
The accompanying notes are an integral part of these consolidated statements.
 .                                 8

Consolidated Statements of Cash Flows
For the Years Ended March 28, 1998, March 29, 1997, and March 30,1996

(In Thousands)                                    1998      1997      1996

 .                                               -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                    $ 2,637   $ 2,039   $ 8,700

Adjustments to reconcile net income to net
cash provided by (used in) operating activities:
 Depreciation and amortization                    7,840     7,761     5,289
Gain on disposal of property,
 plant, and equipment                              (274)        0      (107)
Gain from insurance proceeds received for
 property destroyed  by fire (Note 2)                 0         0    (8,902)
Income and management fee from unconsolidated
 affiliates, net of  distributions               (4,499)   (4,895)   (2,878)
Changes in assets and liabilities:
 Accounts receivable, net                           (24)      630    (3,618)
 Inventories                                        899      (558)   (7,626)
 Insurance proceeds receivable                    3,054     6,129    (9,183)
 Other current assets                              (137)      406      (943)
 Accounts payable                                (2,574)   (1,029)      (61)
 Accrued expenses                                 1,969     1,303    (1,091)
 Deferred income tax liabilities                  1,061     1,839     4,145
 .                                               -------   -------   -------
Total adjustments                                 7,315    11,586   (24,975)
 .                                               -------   -------   -------
Net cash provided by (used in)
  operating activities                            9,952    13,625   (16,275)
 .                                               -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property, plant,
  and equipment                                  (7,753)   (6,776)  (35,598)
 Additions to investments
  in unconsolidated affiliates                        0         0      (100)
 Decrease in other assets                           770       346      (488)
 Proceeds from disposal of property,
  plant, and equipment                               79       129       122
Insurance proceeds for property
 destroyed by fire, net of costs (Note 2)             0         0     9,980
 .                                               -------   -------   -------
Net cash used in investing activities            (6,904)   (6,301)  (26,084)
 .                                               -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt        20,000    15,000    45,000
 Payments of long-term debt and capital
  lease obligations                             (21,962)  (21,955)   (1,727)
 Repurchase and retirement of common stock            0         0      (448)
 Purchase of treasury stock                        (354)        0         0
 Cash dividends paid                               (600)     (601)     (602)
 .                                               -------   -------   -------
Net cash (used in) provided
 by financing activities                         (2,916)   (7,556)   42,223
 .                                               -------   -------   -------
NET INCREASE (DECREASE) IN CASH                     132      (232)     (136)
CASH AT BEGINNING OF YEAR                            94       326       462
 .                                               -------   -------   -------
CASH AT END OF YEAR                             $   226   $    94   $   326
 .                                               =======   =======   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid                                 $ 3,504   $ 4,577   $ 2,290
 .                                               =======   =======   =======
Income taxes paid (refunded)                    $ 1,097   $(1,652)  $ 2,755
 .                                               =======   =======   =======

The accompanying notes are an integral part of these consolidated statements.
 .                                 9

Notes to Consolidated Financial Statements
March 28, 1998, March 29, 1997, and March 30,1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES;__________________________ Principles of Consolidation
The consolidated financial statements include the accounts of Cagle's, Inc. and its wholly owned subsidiary (the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliates are accounted for under the equity method (Note 7).

Nature of Operations
The Company's operations, which are located in the Southeast, consist of breeding, hatching, and growing chickens; feedmills; processing; and further processing and marketing operations. The Company's products are primarily sold in the United States to supermarkets, food distributors, food processing companies, national fast-food chains, and institutional users.

Inventories
Live field inventories of broilers are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on monthly egg production. Finished products; feed, eggs, and medication; and supplies are stated at the lower of cost (first-in, first-out method) or market.
Inventories at March 28, 1998 and March 29, 1997 consist of the following
  (in thousands):

 .                                   1998          1997
 .                                ---------    ----------
Finished products                  $14,295       $12,188
Field inventory and breeders        14,036        16,294
Feed, eggs, and medication           2,582         3,472
Supplies                             1,654         1,512
 .                                ---------    ----------
                                   $32,567       $33,466
 .                                =========    ==========

Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following lives:

  Buildings and improvements               3 to 30 years
  Machinery, furniture, and equipment      3 to 17 years
  Vehicles                                 3 to 8 years

Maintenance and repairs are charged to expense as incurred. Major additions and improvements of existing facilities are capitalized. For retirements or sales of property, the Company removes the original cost and the related accumulated depreciation from the accounts and the resulting gain or loss is reflected in other income.

Employee Insurance Claims
The Company is self-funded under a minimum premium arrangement for the majority of employee claims under its group health plan. Since May 1992, the union employees of the Company have been covered for health insurance under a union health plan. The Company is self-insured for the majority of its workers compensation risks. The Company's insurance programs are administered by risk management specialists. Insurance coverage is obtained for catastrophic workers compensation and group health exposures, as well as those risks required to be insured by certain state laws. The Company's accrual for group health and workers compensation liabilities of $3,943,000 and $3,143,000 as of March 28, 1998 and March 29, 1997, respectively, is included in accrued expenses in the accompanying balance sheets.

Earnings Per Share
The Company adopted SFAS No. 128, "Earnings per Share," effective March 28, 1998. Earnings per share have been computed based upon the weighted average shares and dilutive potential common shares outstanding during the year. All prior period earnings per share amounts have been restated to comply with SFAS No. 128.
 .                                10

The following table reconciles the denominator of the basic and diluted earnings per share computations (in thousands):
                                        1998        1997      1996
 .                                      ------      -----     -----
Weighted average common shares          4,994      5,006     5,018

Incremental shares from assumed
conversions of options                      9         11        14
 .                                      ------      -----     -----
Weighted average common shares and
 dilutive potential common shares       5,003      5,017     5,032
                                       ======      =====     =====

Fiscal Year
The Company's fiscal year closing date is the Saturday nearest March 31. The fiscal year includes operations for a 52-week period in 1998, 1997, and 1996.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The book values of cash, trade accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different from the stated value at March 28, 1998 and March 29, 1997.

Accounting for the Impairment of Long-Lived Assets
The Company periodically evaluates whether events and circumstances have occurred which indicate that long-lived assets are impaired or that remaining estimated lives may warrant revision and uses an estimate of undiscounted cash flows over remaining lives of long-lived assets in measuring whether the assets are recoverable.

Accounting for Stock-Based Compensation
The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for stock options, as all options were granted at an exercise price equal to or greater than the estimated fair value of the common stock at the date of grant, as determined by the Company's board of directors. The Company has adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose pro forma effects on earnings as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.
No disclosure of pro forma earnings is required, as the Company did not grant any stock options during fiscal years 1998, 1997 or 1996.

2.PINE MOUNTAIN VALLEY FIRE __________________________________________
On June 24, 1995, the Company's plant in Pine Mountain Valley, Georgia, was destroyed by fire. The Company rebuilt the plant on the site, started processing on a limited scale in November 1995, and reached prefire capacity in January 1996.
As of March 30, 1996, the Company had received $9,980,000, net of costs, from its insurance company in connection with assets destroyed by the fire. The excess of the net property proceeds over the book value of the property of $8,902,000 was recorded in other income.
The Company settled its insurance claims relating to business interruption costs and lost profits due to the fire during the year ended March 29, 1997. The Company recognized $2,538,000 and $10,928,000 relating to total proceeds expected to be received under this claim as a reduction in cost of sales in 1997 and 1996, respectively. Proceeds not yet received under this claim as of March 29, 1997 of $3,054,000 are included in insurance proceeds receivable in the accompanying balance sheet.
The Company recognized $904,000 in 1996 related to proceeds received in connection with inventory and spare parts destroyed by the fire as a reduction of cost of sales in the accompanying statement of income.
 .                                11

3.LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS __________________________ Long-term debt and capital lease obligations at March 28, 1998 and
 March 29, 1997 consist of the following (in thousands):

                                                    1998         1997
 .                                                --------    --------
  Term note payable to a syndicate of banks,
  variable interest rates (ranging from 6.94%
  to 7.16% at March 28, 1998), maturing June
  30, 2003; unsecured                             $22,917     $25,000

  Revolving credit agreement with a syndicate
  of banks, maturing on July 31, 1999, variable
  interest rates (ranging from 6.81% to 8.5% at
  March 28, 1998); unsecured                      28,000       19,000

  Term note payable to an insurance company,
  maturing on July 1, 2002; secured by certain
  property, plant, and equipment                       0        8,400

  Capital lease obligations                            0          463

  Other notes payable at varying interest rates
  and maturities                                     244          260
 .                                                --------    --------
                                                  51,161       53,123
Less current maturities                           (2,795)      (3,325)
 .                                                --------    --------
 .                                                $48,366      $49,798
 .                                                ========    =========


The term note payable to a syndicate of banks provided for unsecured borrowings up to $25,000,000. Principal and interest payments commenced
June 30, 1997 and continue until the note matures on June 30, 2003.
The revolving credit agreement with a syndicate of banks provides for unsecured borrowings up to $35,000,000. Under this agreement, $5,000,000 of the $35,000,000 may be used for letters of credit. As of March 28, 1998, a $250,000 letter of credit associated with the Company's insurance program (Note 1) was outstanding and $6,750,000 was available under the revolving credit agreement.
The term note payable to an insurance company bore interest at a fixed rate of 8.6% through July 1, 1997, at which time the rate was subject to adjustment. Principal payments plus interest commenced July 1, 1993 and continued until July 1997, at which time the Company exercised its option to prepay the note within 90 days after July 1, 1997, the interest rate adjustment date.
The Company's debt agreements contain certain restrictive covenants which require that the Company maintain (1) a current ratio of at least 1.5:1; (2) an interest coverage ratio of at least 1.75:1, as defined; (3) a ratio of total debt to capital, as defined, of not more than .50:1; (4) a minimum tangible net worth, as defined, subject to increase based on the Company's net earnings; and (5) capital expenditures not to exceed certain limits, as defined in the debt agreements. At March 28, 1998, the Company was in compliance with all covenants.
The Company has also leased property, plant, and equipment under a capital lease with an initial term of 120 months. The net book value of assets under the capital lease at March 28, 1998 and March 29, 1997 was $0 and $575,000, respectively.
Aggregate maturities of long-term debt during the years subsequent to March 28, 1998 are as follows (in thousands):
      1999        $  2,795
      2000          30,795
      2001           2,799
      2002           2,800
      2003           2,802
      Thereafter     9,170
 .                 --------
                   $51,161
 .                                12

4.INCOME TAXES _____________________________________________
The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. The Revenue Act of 1987 rescinded the cash-basis method of accounting for tax purposes, effective in fiscal 1989, previously used for the Company's farming operations. Approximately $2,845,000 of previously recorded income tax liabilities was indefinitely deferred. Under current tax law, such liabilities will continue to be deferred as long as the Company maintains compliance with certain revenue and ownership criteria.
Income tax provisions are reflected in the statements of income as follows
(in thousands):
                               1998        1997        1996
 .                            -------    --------    --------
    Current taxes            $   422    $(1,047)    $    748
    Deferred taxes             1,061      1,839        4,145
 .                            -------    --------    --------
 .                            $ 1,483    $   792     $  4,893

A reconciliation between income taxes computed at the federal statutory rate and the Company's provision for income taxes is as follows (in thousands):
 .                                           1998        1997        1996
 .                                         -------    --------    --------
Federal statutory rate                        34%         34%         35%
 .                                         =======    ========    ========
Federal income taxes at statutory rate 	$1,401      $   962     $4,758
State income taxes, net of federal
  Benefit                                    163          112        537
Jobs tax credits                             (81)        (282)      (402)
 .                                         -------    --------    --------
                                          $1,483      $   792     $4,893
 .                                         =======    ========    ========

Components of the net deferred income tax liability at March 28, 1998 and March 29, 1997 relate to the following (in thousands):
 .                                                  1998       1997
 .                                                --------   --------

  Deferred income tax liabilities:
   Family farm cash-basis deferral               $  2,845   $  2,845
   Inventories                                      1,247      1,166
   Property and depreciation                        5,983      5,537
   Income from joint ventures                       2,978      2,350
   Other                                            3,314      2,121
 .                                                --------   --------
                                                   16,367     14,019
 .                                                --------   --------
  Deferred income tax assets:
   Accrued expenses                                 1,759      1,489
   Other                                            2,385      1,368
 .                                                --------   --------
                                                    4,144      2,857
 .                                                --------   --------
Net deferred income tax liability                 $12,223    $11,162
 .                                                ========   ========
5.STOCKHOLDERS' EQUITY _________________________________________
In November 1994, the board of directors approved a two-for-one split of the Company's common stock in the form of a 100% stock dividend for shareholders of record as of January 3, 1995. Par value remains $1 per share. A total of 2,535,000 shares of common stock were issued in connection with the split.
Beginning in 1990, the board of directors authorized the purchase of up to $2,500,000 of the Company's stock on the open market. In November 1994, the board increased the authorized amount to $7,500,000. As of March 28, 1998, 387,000 shares had been repurchased and retired by the Company at a total cost of $5,851,000. In addition to shares repurchased under the above plan, approximately 25,000 treasury shares were purchased during the year ended March 28, 1998 at a total cost of $354,000.

6.STOCK OPTION PLAN _______________________________________
In May 1993, the board of directors approved an incentive stock option plan (the "Plan"). Under the provisions of the Plan, options to purchase a maximum of 125,000 shares may be granted through 2003. The administrator of the Plan, appointed by the board of directors, determines the grantee, vesting period, exercise date, and expiration dates for all options granted. In addition, the Plan provides for the issuance of options at prices not less than market value at the date of grant. During May 1993, the Company granted 31,250 options with an exercise price of $9.30 under the Plan. No options have been exercised.
 .                                13

7.INVESTMENTS IN AND RECEIVABLE FROM UNCONSOLIDATED AFFILIATES ___________
On March 26, 1993, the Company acquired a 50% equity interest in a joint venture formed with an unrelated party to own and operate the Company's processing facility at Camilla, Georgia.
The Company occasionally sells eggs and broilers to the joint venture and purchases processed products from the joint venture. In addition, the Company performs certain management and administrative services for the joint venture. Sales to, purchases from, accounts payable and receivable from, and service fees charged to the joint venture are based on terms consistent with those of unrelated parties and are summarized as follows (in thousands):
 .                                           1998        1997        1996
 .                                        --------    --------    --------
     Sales                               $    930    $  3,202    $  4,095
     Purchases                             24,869      15,251      18,557
     Accounts receivable                      606          47          20
     Accounts payable                         813         689         138
     Administrative service fees            1,627       1,447         902

Additionally, the Company occasionally sells chicken by-products to and purchases feed products from another affiliate. Sales to and purchases from the affiliate were $1,926,000 and $1,729,000, respectively, during 1998. Receivables from and payables to this affiliate were $72,000 and $62,000, respectively, at March 28, 1998.
On November 14, 1997, the Company acquired a 30% equity interest in a joint venture with its joint venture partner in Cagle Foods JV LLC. The new joint venture will build a processing facility in Franklin, Kentucky. The Company contributed certain property, plant and equipment and other assets in exchange for its equity interest in the new joint venture.
The Company accounts for its investments in affiliates using the equity method. The Company's share of affiliates' earnings and management fees was $7,484,000 and $7,753,000 for the years ended March 28, 1998 and March
29, 1997, respectively, and is included in other income in the accompanying statements of income. At March 28, 1998, undistributed retained earnings from affiliates were approximately $12,183,000.
Summarized combined balance sheet information for unconsolidated affiliates as of March 28, 1998 and March 29, 1997 is as follows (in thousands)
 (unaudited):
 .                                                  1998       1997
 .                                               ---------   ---------
    Current assets                              $  41,131   $  39,905
    Noncurrent assets                              97,252      64,856
 .                                               ---------   ---------
    Total assets                                $ 138,383   $ 104,761
 .                                               =========   =========
    Current liabilities                         $  21,068   $  15,084
    Noncurrent liabilities                         41,992      36,952
    Owners' equity                                 75,323      52,725
 .                                               ---------   ---------
      Total liabilities and owners' equity       $138,383    $104,761
 .                                               =========   =========

Summarized combined statement of income information for unconsolidated affiliates for the years ended March 28, 1998 and March 29, 1997 is as follows (in thousands) (unaudited):
 .                                                  1998       1997
 .                                               ---------   ---------
         Net sales                               $241,831    $225,484
         Gross profit                              25,289      26,095
         Operating income                          24,321      14,976
         Income before taxes                       20,302      10,282

8.MAJOR CUSTOMER _________________________________________
Sales to the Company's two largest customers represented 33%, 32%, and 33%
of net sales during fiscal 1998, 1997, and 1996, respectively. Additionally, a major portion of the joint venture's sales (Note 7) is to one of the Company's largest customers. The Company has an agreement with this customer to supply chicken under a cost-plus arrangement, and approximately 20% of the Company's production is committed to the customer. Under the arrangement, production in excess of the customer's demands and by-products are sold to other customers.
 .                                14

9.BENEFIT PLANS _________________________________________
Under a collective bargaining agreement, the Company contributes to a multiemployer pension plan for the benefit of certain of its employees who are union members. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not available. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer upon withdrawal from a multiemployer plan is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. The Company's contribution rate is a fixed-dollar amount per eligible employee. The Company made total contributions to the union plan of $251,000, $256,000, and $168,000 in 1998, 1997, and 1996, respectively.
The Company has a 401(k) retirement plan for employees not covered by a collective bargaining agreement. Under the plan, the Company matches contributions up to 2% of participating employees' salaries. Additional contributions may be made at the discretion of the Company's board of directors. The Company made matching contributions of $239,000, $235,000, and $295,000 in 1998, 1997, and 1996, respectively. No discretionary company contributions have been made to this plan.
The Company does not provide postretirement medical or other benefits to employees.

10.COMMITMENTS AND CONTINGENCIES ____________________________
The Company leases certain of its buildings, equipment, and vehicles under operating leases. The statements of income include rental expense relating to operating leases of $1,704,000 in 1998, $2,024,000 in 1997, and $2,763,000
in 1996.
At March 28, 1998, future minimum payments under operating leases were as follows (in thousands):

     1999       $489
     2000        107
     2001         71
 .              ------
     Total      $667
 .              ======

The Company enters into contracts for the purchase of grain and other feed ingredients. These contracts specify the quantity to be purchased, and the cost is determined upon delivery using current market prices. The Company estimates its purchase commitments under these contracts to be approximately $22,327,000 at March 28, 1998, which approximates current market.
The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

11.QUARTERLY FINANCIAL DATA (UNAUDITED) ___________________________
Quarterly financial data is as follows (in thousands, except per share data):
 .                                                                  Earnings
 .                                                                  Per Share
 .                                  Net      Operating      Net     (Basic &
 .                                 Sales   (Loss) Income  Income*    Diluted)**
 .                                -
 Fiscal year 1998 quarter ended:
  June 28, 1997                  $86,767    $   (645)    $ 1,170      $ 0.23
  September 27, 1997              96,687        (917)        259        0.05
  December 27, 1997               82,532      (1,138)        239        0.05
  March 28, 1998                  78,900       2,088         969        0.19
 Fiscal year 1997 quarter ended:
  June 29, 1996                  $83,814    $ (3,276)	   $(1,560)     $(0.31)
  September 28, 1996              92,021      (1,388)       (639)      (0.13)
  December 28, 1996               85,506         891       1,547        0.31
  March 29, 1997                  92,226       2,995       2,691        0.54

* Net income for the quarter ended March 29, 1997 includes operating and pretax income of $2,538,000 relating to recoveries under business interruption insurance related to the fire at the Pine Mountain Valley plant (Note 2).

** The sum of the 1998 quarterly earnings per share amounts is different from the annual earnings per share amounts because of differences in the weighted average number of common shares outstanding used in the quarterly and annual computations.
 .                                15

Cagle's, Inc.
Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

JERRY D. GATTIS
President and Chief Operating Officer

JOHN J. BRUNO
Senior Vice President Sales and
Marketing

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

JAMES DAVID CAGLE
Vice President New Product Sales

GEORGE DOUGLAS CAGLE
Vice President New Product
Development

JOHNNY BURKETT
Senior Vice President

Board of Directors

J. DOUGLAS CAGLE
Chairman, Cagle's, Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO, Cagle's, Inc.

GEORGE DOUGLAS CAGLE
Vice President New Product
Development, Cagle's, Inc.

JAMES DAVID CAGLE
Vice President New Product Sales
Cagle's, Inc.


JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc.

CANDACE CHAPMAN
Principal, C2Associates, Ltd.

MARK M. HAM IV
Vice President Management
Information Systems, Cagle's, Inc.

JOHN J. BRUNO
Senior Vice President Sales and
Marketing, Cagle's, Inc.

G. BLAND BYRNE
Partner
Byrne, Eldridge, Moore & Davis

Audit Committee
CANDACE CHAPMAN, Chairperson
G. BLAND BYRNE
GEORGE DOUGLAS CAGLE

CORPORATE HEADQUARTERS
2000 Hills Ave., N.W.
Atlanta, Georgia 30318

COLLINSVILLE, Alabama
Processing, Further Processing &
Distribution

ATLANTA, Georgia
Distribution & Further Processing

LOVEJOY, Georgia
Further Processing

DALTON, Georgia
Feed Mill, Hatchery & Growout

PINE MOUNTAIN VALLEY, Georgia
Processing & Deboning

BIRMINGHAM, Alabama
Freezer Warehouse

MACON, Georgia
Processing, Deboning & Further
Processing

FORSYTH, Georgia
Feed Mill, Hatchery & Growout


Subsidiary
Cagle's Farms Inc.

Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

Board of Directors

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer Cagle's, Inc./Cagle's Farms Inc.

JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc./Cagle's Farms Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/ Treasurer/CFO Cagle's, Inc./Cagle's Farms Inc.

MARK M. HAM IV
Vice President Management
Information Systems
Cagle's, Inc./Cagle's Farms Inc.


Corporate Data

Annual Stockholders' Meeting ________________________

The Annual Stockholders' Meeting will be conducted at the Corporate Headquarters,
2000 Hills Avenue, N.W., Atlanta,
Georgia, at 11:00 A.M. on
Friday, July 10, 1998.


Form 10-K; ____________________________

The Form 10-K Annual Report for 1998, as filed by the Company with the Securities and Exchange Commission, is available to Cagle's, Inc.
stockholders after  June 30, 1998 on request and without charge.

Write
KENNETH R. BARKLEY
SENIOR VICE PRESIDENT
FINANCE/TREASURER/CFO
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, Georgia 30318


General Information; _____________________________

Registrar and Transfer Agent
SUNTRUST BANK
Atlanta, Georgia

Legal Counsel
BYRNE, ELDRIDGE, MOORE
& DAVIS P.C.
Atlanta, Georgia

Auditors
ARTHUR ANDERSEN LLP
Atlanta, Georgia
 .                                16